UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

This presentation may contain statements that represent expectations about future events or results according to Brazilian and international securities regulators. These statements are based on certain assumptions and analyses made by the Company pursuant to its experience and the economic environment, market conditions and expected future events, many of which are beyond the Company's control. Important factors that could lead to significant differences between actual results and expectations about future events or results include the Company's business strategy, Brazilian and international economic conditions, technology, financial strategy, developments in the utilities industry, hydrological conditions, financial market conditions, uncertainty regarding the results of future operations, plans, objectives, expectations and intentions, among others. Considering these factors, the Company's actual results may differ materially from those indicated or implied in forward-looking statements about future events or results.

The information and opinions contained herein should not be construed as a recommendation to potential investors and no investment decision should be based on the truthfulness, timeliness or completeness of such information or opinions. None of the advisors to the company or parties related to them or their representatives shall be liable for any losses that may result from the use or contents of this presentation.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements may include projections of economic growth, demand, energy supply, as well as information about its competitive position, the regulatory environment, potential growth opportunities and other matters. Many factors could adversely affect the estimates and assumptions on which these statements are based.

2

Reservoir Levels

NIPS Reservoir Levels | %

80
60
40
20
0
75.7
50.1
42.9
39.3
37.8
20.6
23.2
30.1
34.9
37.3
May, 07 (current):
35.3%
42.6
40.0
31.9
30.6
19.5
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2001
2002
2012
2013
2014
2015/ ONS forecast

1) ONS forecast for May (RV1).

3

ENA and Thermal Dispatch

Natural Inflow Energy (ENA) | SE/CW | GW average

Nov-13 to Apr-14:
36% below LTA
Nov-14 to Apr-15:
32% below LTA
70
60
50
40
30
20
10
ENA SE/CW
LTA
Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15

ENA in 2014 and 2015 | % LTA

	2014	Jan	Feb	Mar	Apr	May[1]
SE/CW	68%	39%	59%	78%	89%	100%
South	144%	215%	140%	114%	106%	107%
NIPS	81%	54%	61%	73%	84%	97%

Thermal Dispatch | GW average

16.6
16.7
16.9
16.2
Average: 16.6
Jan-15
Feb-15
Mar-15
Apr-15

1) ONS forecast for May/15 – RV1

4

2015 Outlook

NIPS Load in 2015

ONS forecast (May-2015) in line with CPFL Energia forecast

	GWavg	%
2014	65.1	
ONS (PEN 2015)	67.3	+3.3%
May-2015 Review[1]	65.1	0.0%
CPFL	64.9	-0.3%

[GWavg]
72
70
68
66
64
62
60
58
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
69.6
69.9
69.9
67.8
68.1
67.6
66.6
65.8
65.0
65.1
64.0
64.0
63.4
62.8
62.3
61.3
61.6
62.6
66.5
64.0
63.4
67.1
64.6
64.5
67.9
66.1
65.4
67.7
65.7
65.2
67.2
65.7
64.6
ONS (PEN Jan/2015)
CPFL
Real
ONS (May/2015 Review)

1) Including real figures in the period Jan-Apr/15

5

2015 Outlook | Scenarios for reservoir levels[1]

Wet season
Dry season
ENA May: 97%
Historical Average (1997-2014): 74.7%
Historical Average (1997-2014): 42.4%
40%
30%
20%
10%
0%
20.6%
23.3%
30.2%
34.9%
37.2%
15.0%
10.0%
jan/15
fev/15
mar/15
abr/15
mai/15
jun/15
jul/15
ago/15
set/15
out/15
nov/15
ENA 87%LTA (jun-nov)
Actual/Estim. ONS
Minimum ONS

ENA needed (Jun-Nov)

87%

Probability Lower ENA[2]

28%

▶ ENA for the dry Season[3] – 2004 to 2014 | % LTA

NIPS
104%
105%
115%
89%
90%
104%
136%
92%
118%
89%
107%
97%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

SE/CW
105%
113%
105%
102%
92%
107%
135%
96%
111%
102%
110%
80%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

1) Considers the generation of Uruguaiana TPP until May-2015, partially back from Aug-2015 on with 240 MW.
2) Probability considers the historical series. 3) May to November of each year.

6

Highlights 1Q15

- Reduction of 2.5% in sales in the concession area - residential (+0.2%), commercial (+0.5%) and industrial (-5.1%)
- Investments of R$ 331 million in 1Q15
- Anticipation of commercial start-up of Morro dos Ventos II wind farm – CPFL Renováveis (Abr/15)
- Boa Vista II SHPP project, with 26.5 MW of installed capacity and 14 average-MW of assured energy, was winner in the 21st LEN - A-5 Auction (Apr-15)
- CPFL Paulista's tariff readjustment, in Apr-15, with an average effect of 4.67% on consumer billings
- Definition of the 2nd phase of Public Hearing nr. 23 (methodology of the 4th Cycle of Tariff Revision) in Apr-15
- Approval of the proposal of increase of capital through stock dividend; new shares distributed to shareholders on May 6, 2015
- CPFL Energia's shares were up 10.7% on BM&FBOVESPA and down 8.4% on NYSE in 1Q15
- CPFL Energia released on March 30 its 2014 Annual Report, based on the GRI G4 guidelines and, for the 1st time, on the IIRC structure

7

1Q15 Energy sales

Sales in the concession area | GWh

-2.5%
15,507
15,114
4,153
3,962
-4.6%
11,355
11,152
-1.8%
1Q14
1Q15
TUSD
Captive market (Distribution)

Sales by consumption segment | GWh

15,507
8
12
(308)
(107)
15,114
+0.2%
+0.5%
-5.1%
-4.7%
-2.5%
1Q14
Resid.
Commerc.
Indust.
Others
1Q15

Market Profile in concession area | 1Q15

14%
30%
18%
38%
Residential
Commercial
Industrial
Others

Contracted Demand | MW

Mar-14
Mar-15
+3.1%
9,228
9,514
+3.2%
3,699
3,816
Off Peak
Peak

Sales growth in the concession area | Comparison by region | %

CPFL ENERGIA
-0.6
-2.5
-1.7
-2.5
-1.3
-2.5

Generation Installed Capacity[1] | MW

+5.8%
2,944
3,114
731
915
+25.1%
2,212
-0.6%
2,199
1Q14
1Q15
Renewable
Conventional

1) Take into account CPFL Energia's 51.6% stake in CPFL Renováveis

8

Residential and Commercial Segments

Disregarding the 2014 record high temperatures, the average growth keeps historical pace

▶ Annual growth of Residential and Commercial Segments | GWh

CAGR = 6.3% p.a.
6,372
12.6%
7,178
0.3%
7,198
1Q13
1Q14
1Q15

▶ Breakdown of electrical equipment in total residential consumption | CPFL Paulista and Piratininga (2014)

Refrigerator / freezer 10%
Fan/Air conditioning 19%
Shower 24%
Washing machine 6%
Lighting 19%
Television 14%
Others 8%

▶ Accumulated Temperature in the Quarter| CDD[1] (ºC)[2]

Record high
405
445
383
564
626
360
545
589
424
522
501
340
546
518
308
520
652
416
484
648
339
560
544
377
581
581
303
721
713
468
651
602
336
Average = 573
Average = 532
Average = 362
1Q05
1Q06
1Q07
1Q08
1Q09
1Q10
1Q11
1Q12
1Q13
1Q14
1Q15
Campinas
Sorocaba
Caxias do Sul

1) CDD - Cooling degree days: index used to measure the temperature and its effect over power market. This methodology consists on the sum, day by day, of the values that correspond to the positive difference between the average daily temperature and the threshold of 18 ºC. 2) Source: Somar Meteorologia.

9

1Q15 Results

	Net Revenues[1]		EBITDA		Net Income	
	35.3% R$ 1,321 million		23.5% R$ 185 million		-18.4% R$ 32 million	
	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15
IFRS	R$ 3,739 million	R$ 5,059 million	R$ 787 million	R$ 972 million	R$ 174 million	R$ 142 million
	30.6% R$ 1,179 million		5.5% R$ 60 million		-24.1% R$ 95 million	
	1Q14	1Q15	1Q14	1Q15	1Q14	1Q15
Proportionate Consolidation of Generation + Sectorial Financial Assets & Liabilities + Non recurring items	R$ 3,851 million	R$ 5,030 million	R$1,086 million	R$ 1,146 million	R$ 396 million	R$ 300 million

	EBITDA		Net Income	
	1Q14	1Q15	1Q14	1Q15
Proportionate Consolidation of Generation (A)	+ 25	- 12	+ 5	+ 26
Sectorial Financial Assets & Liabilities (in 4Q) (B)	+ 181		+ 123	
GSF and energy purchase (CPFL Geração and CPFL Renováveis)	+ 65	+ 155	+ 57	+ 112
Reallocation of costs with basic network losses - CCEE	+ 14		+ 9	
Effective tax PIS/COFINs adjustment	+ 13	+ 30	+ 9	+ 20
MTM Law 4,131 – Distribution segment			+ 17	
Non-recurring items (C)	+ 92	+ 185	+ 93	+ 132
Total (A+B+C)	+ 298	+ 174	+ 221	+ 158

1) Excluding construction revenues.

10

1Q15 Results

EBITDA | R$ Million

+23.5%
+5.5%
787
181
92
25
1,086
1,179
(1,111)
(9)
1,146
(12)
185
972
EBITDA 1Q14 IFRS
Regul. A&L 1Q14
Non-Rec. 1Q14
Prop. Consol. 1Q14
1Q14 Adjusted EBITDA¹
Net Revenue²
Energy costs and charges
PMSO +PPF
1Q15 Adjusted EBITDA¹
Consol. Prop. 1Q15
Non-Rec. 1Q15
EBITDA 1Q15 IFRS

30.6% increase in Net Revenues[2] (R$ 282 million)

- ⊕ Distribution (R$ 1,283 million) — **Italpu exchange rate variation: R$ 75 million**
- ⊕ CPFL Renováveis (R$ 45 million)
- ⊖ Conventional Generation (R$ 116 million) and Commerc./Services (R$ 33 million)

51.0% increase in Energy Costs and Charges (R$ 1,111 million)

- ⊖ Distribution (R$ 1,189 million) and CPFL Renováveis (R$ 33 million)
- ⊕ Conventional Generation (R$ 98 million) and Commercialization (R$ 12 million)

1.5% increase in Operating Costs and Expenses[5] (R$ 9 million)

- ⊖ PMSO Services (R$ 10 million)
- ⊕ Acquisition of fuel oil for EPASA (R$ 9 million)

RECEITA ASSOCIADA

- ⊖ Personnel (R$19 million) – Labor Agreement (R$11 million), Profit Sharing Program (R$3 million) and insourcing (R$ 4 million)
- ⊖ Material and Services (R$ 14 million)
- ⊕ Others (R$ 30 million) – assets write-off (R$ 11 million), legal and judicial indemnities (R$ 7 million), inspection fee (R$ 6 million) and others (R$ 6 million)

Distribution		
Sectorial financial A&L	⊕	R$ 536 MN
Tariff flags	⊕	R$ 307 MN
Tariff effect	⊕	R$ 436 MN
Market	⊖	R$ 50 MN
Others	⊕	R$ 53 MN
Total	⊕	**R$ 1.283 MN**

	1Q14	1Q15
PLD (R$/MWh)[3]	674.63	388.48
R$/US$[4]	2.26	3.21

1) Take into account proportionate consolidation of projects; 2) Disregard construction revenues; 3) Average PLD SE/CW; 4) Exchange rate (US$) - end of the period;
5) Take into account Private Pension Fund.

11

Manageable expenses | Real adjusted PMSO LTM-1Q15 x 2011

Nominal Adjusted PMSO | R$ Million

MSO
P
-0.3%
1,347
1,330
1,248
1,362
1,358
756
741
664
723
702
591
589
584
639
656
2011
2012
2013
2014
LTM-1T15

Real Adjusted PMSO[1] | R$ Million

MSO
P
R$ 249 million
(-15.5%)
IGPM: 19.4%
-1.2%
1,607
1,501
1,327
1,374
1,358
902
837
706
730
702
705
665
621
644
656
2011
2012
2013
2014
LTM-1T15

PMSO decreased by 15.5% (R$ 249 million) in real terms

- **6.9%** decrease in Personnel **(R$ 49 million)**
- **22.2%** decrease in MSO **(R$ 200 million)**

1) Mar-15. Variation of IGP-M in the period 2015 x 2011= 19.4%; 2015 x 2012 = 12.8% and 2015 x 2013 = 6.3% and 2005 x 2014=0.9%. PMSO disregarding Private Pension Fund. Excludes non-recurring items, acquisition of fuel oil for EPASA power plants, PMSO of Services and CPFL Renováveis segments, Legal, Judicial and Indemnities and Personnel capitalization costs since January 2014, due to the new methodology established by Aneel.

12

CPFL ENERGIA

1Q15 Results

Net Income | R$ Million

-18.4%
-24.1%
174
123
93
5
396
60
(157)
(15)
16
300
132
26
141
Net Income 1Q14 IFRS
Regul. A&L 1Q14
Non-Rec. 1Q14
Prop. Cons. 1Q14
Adjusted 1Q14 Net Income¹
EBITDA
Financial Results
Depreciation Amortization
Taxes
Adjusted 1Q15 Net Income¹
Non-Rec. 1Q15
Prop. Cons. 1Q15
Net Income 1Q15 IFRS

	1Q14	1Q15
CDI	10.3% p.a.	12.1% p.a.
R$/US$[2]	2.26	3.21

- **5.5% increase in EBITDA (R$ 60 million)**
  - R$ 1,086 million in 1Q14 to R$ 1,146 million in 1Q15
- **R$ 157 million increase in Negative Net Financial Result**
  - Increase in CDI and debt (R$ 120 million)
  - Itaipu currency variation (R$ 75 million) **compensated by sectorial financial assets (Revenue)**
  - Mark-to-market effect – operations under Law 4,131 – non-cash (R$ 34 million)
  - Others (R$ 5 million)
- **5.6% increase in Depreciation and Amortization (R$ 15 million)**
- **Decrease of Income Tax and Social Contribution (R$ 16 million)**

1) Take into account proportionate consolidation of projects 2) Exchange rate (US$) – end of the period

13

Indebtedness | Control of financial covenants

Leverage[1] | R$ billion

12.2
12.8
13.2
13.0
13.0
13.6
3.59
3.58
3.44
3.33
3.49
3.54
Adjusted net debt[1]/ Adjusted EBITDA[2]
2013
1Q14
2Q14
3Q14
4Q14
1Q15

Adjusted EBITDA[1,2] R$ million	2013	1Q14	2Q14	3Q14	4Q14	1Q15
	3,399	3,570	3,830	3,886	3,736	3,835

Tariff Flags and Extraordinary Tariff Review (RTE) will bring improvements in working capital for distributors

Gross debt cost[3,4] | LTM

Nominal
Real
13.4%
9.9%
12.1%
7.3%
13.4%
7.1%
9.4%
4.9%
10.5%
4.4%
11.1%
4.3%
9.0%
3.0%
8.4%
2.4%
10.2%
3.5%
10.5%
2.2%
2006
2007
2008
2009
2010
2011
2012
2013
2014
1Q15

Gross debt breakdown by indexer | 1Q15 [1,4]

20%
TJLP
6%
Prefixed (PSI)
1%
IGP
73%
CDI

1) Financial covenants criteria. 2) LTM recurring EBITDA; 3) IFRS criteria; 4) Financial debt (+) private pension fund (-) hedge.

14

Debt profile | on March 31, 2015

▶ **Debt amortization schedule**[1,2] | Mar-15 | R$ million

Cash coverage:
1.65x short-term amortization (12M)
Average tenor: 3.67 years
Short-term (12M): 12.4% of total
3,783
2,297
1,229
2,732
5,129
3,656
1,256
2,152
Cash
Short Term
2016³
2017
2018
2019
2020
2020+

Considers Debt Principal; 2) Covenants Criteria; 3) Amortization from April-2016.

15

CPFL ENERGIA

Generation | Portfolio expansion

CPFL RENOVÁVEIS

Morro dos Ventos II
Wind Farm

Location	João Câmara - Rio Grande do Norte
Commercial start-up	Apr-15[2]
Installed Capacity	29.2 MW
Assured Energy	15.3 MW average
PPA	13th LEN 2011 (A-5 Auction) – R$ 133.20/MWh[3] – until 2035
Annual Estimated Revenue[1]	R$ 17.9 MM (as of 2016)
Financing	BNDES (approved in Oct-14)

1) Based in contractual obligations; 2) The generated energy will be injected into the system and sold in the spot market until the beginning of the PPA, which is effective as of January 2016; 3) Price (R$/MWh) constant value of Mar-15.

16

Generation | Greenfield projects

CPFL ENERGIA

CPFL RENOVÁVEIS

Commercial Start-up
2016-2020(e)

333 MW
of installed capacity

174 average-MW
of assured energy

Winner
A-5 Auction
2015

	Campo dos Ventos Wind Farms e São Benedito Wind Farms	Mata Velha SHPP	Pedra Cheirosa Wind Farms	Boa Vista II SHPP
Commercial Start-up	2016[1]	2016[1]	2018[2]	2020
Installed Capacity	231.0 MW	24.0 MW	51.3 MW	26.5 MW
Assured Energy	120.9 average-MW[3]	13.1 average-MW	26.1 average-MW[3]	14.0 average-MW
PPA[4]	ACL 20 years	16th LEN 2013[5] R$ 143.30/MWh until 2047	18th LEN 2014[5] R$ 133.00/MWh until 2037	21st LEN 2015 R$ 207.64/MWh until 2049
Financing	BNDES (being structured)	BNDES (under analysis)	BNDES (under analysis)	To be structured

1) Gradual commercial operation from 2Q16; 2) Gradual commercial operation from 1H18; 3) Assured Energy calculated in the P90; 4) Constant Currency (mar/15); 5) With the anticipation of work, a bilateral contract (Free Market) will run between 2016 and 2018, when the supply of LEN 2013 starts.

17

Stock market performance

Shares performance on BM&FBovespa | 1Q15[1,2]

10.7%
1.3%
2.3%
CPFE3
IEE
IBOV

Shares performance on NYSE | 1Q15[1,2]

Dow Jones Index
-8.4%
CPL
-14.7%
-1.2%
Dow Jones Br20

Daily average trading volume on BM&FBovespa + NYSE[2] | R$ million

5,554
+1.1%
5,614
44.4
39.4
34.1
35.3
36.3
18.4
14.9
15.6
14.2
13.5
26.1
24.5
18.5
21.1
22.8
1Q14
2Q14
3Q14
4Q14
1Q15
Bovespa
NYSE
Daily average number of trades on BM&FBovespa

CPFL Energia is present in the main indexes

IBOVESPA | IBRX | IEE | ISE

DOW JONES BRAZIL TITANS 20 ADR | MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM Emerging markets | MSCI Indexes

IGC | IGCT | ITAG

CPFE3 NOVO MERCADO BOVESPA BRASIL | CPL LISTED NYSE

Source: Economatica; 1) Adjusted by dividends; 2) Until 03/31/15

18

Annual Report 2014

On March, 30, CPFL Energia released its Annual Report 2014, based on the GRI G4 guidelines and, for the 1st time, in IIRC structure

Annual
Report 2014

This approach **correlates key company information** with its business strategy, its financial results and operational activities

The information is organized based on the concepts of:

- ✓ Human Capital
- ✓ Social Capital and Relationship
- ✓ Infrastructure Capital
- ✓ Capital of Knowledge and Skills
- ✓ Natural capital
- ✓ Financial capital

Audited by **PwC**

19

4th Tariff Review Cycle | Conclusion

Positive factors

- **WACC: 8.09%**
- Remuneration over **special obligations** will be incorporated
- **Operational costs** – simplified model and addition of labor contingencies
- **Other Revenues** sharing **–** simplified methodology
  - **60%** related to activities that are commonly rendered
  - **30%** related to activities still in the learning curve status
- **Non-technical losses** – exception rule for companies with low losses
  - CPFL Paulista, CPFL Piratininga and RGE: **average of the last 4 years** (without trajectory)
- **Xq factor –** addition of commercial indicators (gradually until 2019)

Negative factors

- Remuneration over **fully depreciated assets** will not be considered
- **Non-technical losses** – lack of incentives for the most efficient companies
- **Xpd factor: 1.53%** + market/consumer units adjustments
- **Regulatory delinquency rates:** increase of the aging to 49-60 months

Overall, AP023 results are positive, if compared to the valid rules for the 3rd Tariff Review Cycle

20

Infrastructure improvements can enlarge the expansion provided by the Brazilian market potential

Global Competitiveness Index [1]

Brazil
Latam*
Institutions
Infrastructure
Macroeconomic environment
Health and primary education
Higher education
Labor market efficiency
Financial market development
Market size
Business sophistication
Innovation
7
6
5
4
3
2
1
0

Market highlights[2]

- ✓ World leader in agribusiness exports (coffee, soy, sugar, ethanol, chicken and orange juice)
- ✓ 4th largest in clean and renewable energy
- ✓ 3rd largest computer market
- ✓ 5th largest market for phones and mobile phones, vehicles and TV sets
- ✓ 5th country for foreign direct investments (FDI)

Power Sector Potential

Residential consumption per capita | 2012[3]

kWh/inhabitant/year

Δ 353%
451
592
848
940
1134
2683
Mexico
Brazil
Venezuela
Argentina
Uruguay
Australia

Possession of equipment in Brazilian homes | 2012[4]

97%
97%
72%
55%
46%
45%
15%
Television
Refrigerator
Shower
Washing Machine
Computer
Microwave
Air conditioning

1) Source: World Economic Forum, Global Competitiveness Report; (*) LatAm and Caribe. 2) McKinsey & Company. O Ambiente Empresarial no Brasil; 3) Source: IEA; 4) Sources: IBGE Census, PNAD, CPFL Energia estimates.

21

Higher rates of return for projects and larger private sector funding to ensure investments

Investments in Power Sector[1]
R$ billion

191
192
2010-2013
2015-2018

In recent period around 10% to 15% of investments in the power sector were financed via infrastructure debentures[3]

Need to enhance complementarity between public and private financing

Investments in Power Sector in 2015[2]

- **Distribution:** ≈ R$ 13 billion
- **Generation:**
  - ✓ LFA (biomass and wind) | Apr-15 | R$ 3.4 billion
  - ✓ A-5 (thermal, SHPP and HPP)| Apr-15 | R$6.1 billion
  - ✓ A-3 (thermal, SHPP and wind) | Jul-15;
  - ✓ LER (solar) | Aug-15
- **Transmission:**
  - ✓ 3,953 km | Jun-15 → R$ 4.4 billion
  - ✓ 2,878 km | Jul-15 → R$ 4.8 billion
  - ✓ 3,586 km | Sep-15 → R$ 4.6 billion
- **Micro and cogeneration:** capacity increase

Ideal situation / Best practices

- **Government**
  - ✓ Regulatory stability
  - ✓ Higher predictability in project rules
  - ✓ Improvements in entrepreneurs selection
  - ✓ Internal rate of return consistent with risks
  - ✓ Improvements in environmental licensing procedures and deadlines
- **Companies**
  - ✓ Higher efficiency in project implementation
  - ✓ Deadlines observance

1) Source: Perspectivas do Investimento 2015-18 (BNDES); 2) Source: Ministry of Planning ; 3) Wajnberg, D. "Debêntures de infraestrutura: emissões realizadas e perspectivas". BNDES Magazine (Jun-14).

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CPFL ENERGIA

© CPFL 2015. Todos os direitos reservados.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.